PART II

OFFERING MEMORANDUM DATED DECEMBER 21, 2023



Healables Digital Health, Inc.

1001 Brickell Bay Drive, Suite 2700, Miami, FL 33131
www.healables.com

SPV Interests Representing
Up to $4,800,000 of Non-Voting Common Stock
representing up to 2,000,000 shares of Non-Voting Common Stock (including bonus shares)

Minimum Investment Amount: $25

Healables Digital Health, Inc. ("the Company," "Healables", "we," or "us"), is offering up to $4,800,000 worth of Non-Voting Common Stock. The investment will be made through Healables Digital Health CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The Company must reach its Target Amount of $25,000 by April 30, 2024. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Healables Digital Health, Inc. ("HDH", "We", "Company") is a C Corporation incorporated on June 6, 2022, under the laws of Delaware and headquartered in the state of Florida. Investments in this offering will be made through the Crowdfunding SPV, a special purpose investment vehicle exempt from registration under the Investment Company Act. The Crowdfunding SPV, Healables Digital Health CF SPV LLC, was organized on July 24, 2023 and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Pain shouldn't be chronic and people shouldn't have to live with it.

Our Mission

The Company's mission is to deliver personalized technology that turns down pain and turns up performance.

We aim to accomplish this goal by developing, commercializing and marketing our novel individualized solutions that address the mind and the body, the human software and hardware, the mental and behavioral health as well as the physiological and biological health of the person. We believe that the combination of AI-driven behavioral health coaching together with personalized wearable electrotherapy may be the best way to dramatically improve health outcomes.

The Problem: a chronic pain crisis

Worldwide, chronic pain impacts over 770 million people[6].

In the US, the CDC reports that approximately 20% of adults suffer from various forms of chronic pain[5]. That's an astonishing 51.6 million people!

Current pain management options are often limited to pain medications including NSAIDs (for example Motrin, Advil), steroids (for example prednisone) and opioids (for example OxyContin, Fentanyl). These categories carry significant medical risks especially over long term use that can lead to devastating side effects, dependency and death. People need a non-medication solution for chronic pain.

The Center for Disease Control (CDC) recommends maximizing use of non-opioid therapies[6a] according to the 2022 CDC Clinical Practice Guideline[6b], which is intended for clinicians prescribing opioids for adult outpatients with pain.

Given new findings from systematic reviews that non-opioid therapies are at least as effective as opioids for many common types of acute pain (including headaches, low back pain, neck pain, and pain related to common musculoskeletal conditions, minor surgeries, dental procedures, or kidney stones), the guideline includes a new recommendation that clinicians maximize the use of non-opioid therapies.

Clinicians should maximize use of non-opioid therapies and consider initiating opioid therapy only if the expected benefits for pain and function are anticipated to outweigh the risks and that when opioids are needed, clinicians should initiate therapy at the lowest effective dosage, carefully evaluate individual benefits and risks when considering increasing dosages, and avoid increasing the dosage above levels likely to yield diminishing returns in benefits relative to risks.

The US Congress expands access to non-opioids

The NOPAIN Act[6c] was passed in an end-of-year legislative package in the 117th Congress in 2022. As a result of the law, patients and providers will have expanded access to non-opioids starting in 2025.

The Non-Opioids Prevent Addiction in the Nation Act ("NOPAIN Act") is a policy that will prevent opioid addiction before it starts by increasing the use of non-opioid pain management approaches as a Medicare reimbursement policy in outpatient surgical settings.[10,11]

The NOPAIN Act will increase the use of non-opioid pain management approaches by changing outdated federal Medicare reimbursement policies.[6c, 12] The policy will:
- Expand patient and provider access to FDA approved non-opioid pain management approaches in all outpatient surgical settings by 2025.
- Require a report to Congress on limitations, gaps, barriers to access, or deficits in Medicare coverage or reimbursement for therapeutic services.

This NOPAIN Act[6c] will ensure that safe, non-addictive therapies are more widely available to the tens of millions of Americans using Medicare. Beneficiaries will include patients who undergo outpatient surgical procedures since it is now known that persistent opioid use after minor as well as major surgical procedures is common and an underappreciated surgical complication that warrants increased awareness[6d]. Drug-related overdoses and deaths were measurably accelerated during the COVID-19 pandemic resulting in the highest rates ever recorded[6e]. This NOPAIN Act[6c] policy change aims to reduce unnecessary exposure to opioids and the likelihood of opioid abuse or addiction following an acute pain incident.

Our Products

The Healables medical product line

Medically, our goal is to help relieve pain, accelerate healing, and reduce inflammation without the need for medication or with lowered doses of medication.

The ElectroGear wellness product line

For non-medical applications of our technology such as sports, wellness and fitness our goal is improved readiness, recovery and performance.

While our roadmap is to deliver an integrated mind-body product, rollout of our MVP (minimum viable product) will begin with products focusing on the body.

Our first electrotherapy products target the body with our electron stream technology in the microcurrent range. Our wearable device is designed to dock with any of our smart textiles starting with smart knee sleeves, smart socks and smart arm sleeves. The products will target physical therapists and other professionals who can use the products in a professional setting as well as send their clients home for remote sessions and monitoring.

Product Timeline

The ElectroGear product line is intended to be commercialized first starting in Q2-Q3 2023 because it is not a medical device and therefore does not require FDA medical registration as a prerequisite for sale. The product line has already attained allowance to display the European Union's CE mark for marketing and sales of our non-medical product as verified by our EAR (European Authorized Representative), Obelis SA. The ElectroGear product line is intended to help users and athletes improve their readiness to play, recover faster between workouts and achieve optimal performance.

The Healables medical product line is planned to be commercialized second because it is intended for commercialization as medical, through medical registration with the FDA and other international bodies as required throughout the world. The target is a reimbursable medical product that will be covered by insurance.

The Healables medical product line is intended to relieve pain, reduce inflammation and accelerate healing without or with lower doses of medication.

Deep Technology

Healables Digital Health has secured the exclusive right to commercialize deep technology developed in Israel.

The founders and directors of our exciting new US Company, Healables Digital Health, Inc., have been directors and officers of Healables Ltd. for several years. Healables Ltd., also known as the Healables R&D Innovation Lab, is an Israeli Research and Development company. Based in Jerusalem (the Medtech capital of the startup nation), Healables Ltd. spent 5 years developing, patenting and testing a novel deep tech platform wearable digital health system designed to provide microcurrent solutions for a wide variety of wellness and medical conditions.

The patented technology used in our products has been licensed to us from Healables Ltd. Under a services agreement we entered into with Healables Ltd., on June 8, 2022, we have an irrevocable, exclusive, worldwide license to sublicense, use, make and sell inventions covered by intellectual property of Healables Ltd., excluding Israel, China and Russia. Any modifications to inventions developed by or for HDH after the effective date of the agreement become the intellectual property of HDH, over which Healables Ltd. will have a royalty-free, non-exclusive right to make, use, further develop, sub-license, market or sell in Israel, China and Russia for a period of five years, extendable by mutual consent of the parties.

Additionally, the services agreement describes services Healables Ltd. continues to provide to HDH, including marketing, research and development, human resources, information technology, finance and tax services, insurance management and other shared services for which Healables Ltd will charge us cost plus 10%.

Intellectual Property

The Company's services agreement with Healables Ltd., enables us to commercialize, market, further develop and sub-license its technology and trademarks. The Israeli company's intellectual property includes patent applications filed both in the US and internationally in 5 patent fields: electronic device, health coach app, case design & utility, current transmission thru a barrier, and electrode structure (see chart below). We note that patents have been granted internationally as well as in the US in several fields.

Patents licensed to Healables Digital Health

The following table represents the Healables Ltd. patent portfolio.

Name	Country(ies)	Granted/Pending	Number
Non-Verbal Speech Coach	US	Granted US	20190122663
Regulated Current Power Source	US, China, Japan, India, Israel, South Korea	Granted US	20210141406
Electronic device casing for coupling to a garment	World Utility PCT; US, EU, Korea, Japan	Pending	WO/2022/070196 PCT/IL2021/051184
Case for wearable electroceutical device; Strap for wearable device;	US, China, Japan, EU, UK, India, Brazil, South Korea	Granted US, UK, Japan, India, Brazil, China,	USD972738S1
Systems and methods for transmission of current to the body through a barrier	US provisional	Pending	63/451,219
Systems and methods for transmission of current to the body through a barrier	US provisional	Pending	63/457,344
Improved electrode	US provisional	In process	In process

structure and methods of electroceutical therapy thereof			

Trademarks licensed to Healables Digital Health:

The Israeli company also has trademarks pending for the following:
- *Healables* – in the US, EU, UK, China, Korea, Brazil and WIPO
- *Wearables that Heal -* in the US, EU, UK, China, Korea, Brazil and WIPO
- *ElectroGear – US*
- *Electron Stream Device – US*

Current and Future Validation of the Technology and Technology Readiness Level

NASA in the 1970s developed the Technology Readiness Level (TRL) system to indicate the maturity of technology. The US Department of Defense has used the scale for procurement since the early 2000s. The European Commission advised EU-funded research and innovation projects to adopt the scale in 2010. Likewise, the Israel Innovation Authority uses this scale to evaluate technology. Healables Ltd. was awarded two grants from the Israel Innovation Authority.

Note that the ElectroGear sports product does not require medical validation for commercialization. The sports product can be validated with pilots and does not require clinical trials.

The Healables medical product line, on the other hand, needs to demonstrate with clinical trials that there is a medical benefit that supports the medical claims and reimbursement.

Validation of the ElectroGear sports product line

Lab Testing

Our platform technology has demonstrated the ability in bench testing in our lab to produce and deliver electrical signals in the microcurrent range that are associated with sports benefits in published literature.

Validation in Israel

Internally, in user testing we have run over 100 sessions with people reporting significant benefit 88% of the time[7].

The Wingate Institute, Israel's premier national sports Olympic training center is piloting ElectroGear with their Olympic Swimmers.

The Sports Medicine/Orthopedics Department of the Wolfson Medical Center in Greater Tel Aviv has enrolled subjects for an open label 24 person clinical trial with the goal of demonstrating safety and usability of our product to treat arthritis.

Validation in the US

Spectrum Ergonomics, a Pennsylvania based company has validated the desirability of our ElectroGear knee sleeve in their physical therapy clinic. In this pilot study, 12/13 users showed at least a 50% decrease in pain level, 10/13 users showed no pain after the last treatment and several subjects also showed improved knee flexion or extension.

Dr. Michael April has demonstrated in Florida that a pitcher can regain full recovery within a few hours after an ElectroGear session and pitch at full velocity multiple days in a row. He states "I have been using the Electrogear microcurrent device with baseball pitchers to enhance recovery. Treating the shoulder, improvement in shoulder function can be seen within hours. Daily use with throwing has been found to keep arm strength at or above baseline levels."

Sports Recovery Time without using ElectroGear



Sports Recovery Time Before and After Using ElectroGear (purple line)



Source: Data from Dr. Michael April, which was also presented at the E-Textiles 2023 Conference, November 2023, Ghent University, Ghent, Belgium.[28]

Additional US based validation is planned with the USA flag football world championship teams in Tampa, FL.

Validation of the Healables medical product line

Lab Testing

Our platform technology has demonstrated the ability in bench testing in our lab to produce and deliver electrical signals in the microcurrent range that are associated with medical benefits in published literature.

Clinical Trials

Newsweek has ranked the Sheba Medical Center a top 10 hospital worldwide[3] three years in a row. Healables has been invited by Professor Howard Amital, MD, Director, Department of Internal Medicine B and Research Center for Autoimmune Diseases in Sheba Medical Center, has invited Healables to conduct a clinical trial to treat fibromyalgia at Sheba. The raise is intended to cover the cost of this clinical trial.


Newsweek
NEWSWEEK RANKS SHEBA MEDICAL CENTER AMONGST WORLD'S TOP 10 BEST HOSPITALS
20 MARCH, 2019
Newsweek
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N NEWSWEEK MAGAZINE
The 10 Best Hospitals in the World
BY NOAH MILLER ON 3/20/19 AT 9:55 AM EDT
1. THE MAYO CLINIC
2. CLEVELAND CLINIC
3. SINGAPORE GENERAL HOSPITAL
4. JOHNS HOPKINS HOSPITAL
5. CHARITÉ
6. MASSACHUSETTS GENERAL HOSPITAL
7. TORONTO GENERAL HOSPITAL
8. UNIVERSITY OF TOKYO HOSPITAL
9. LAUSANNE UNIVERSITY HOSPITAL
10. SHEBA MEDICAL CENTER AT TEL HASHOMER

The Sports Medicine/Orthopedics Department of the Wolfson Medical Center in Greater Tel Aviv has enrolled subjects for an open label 24 person clinical trial with the goal of demonstrating safety and usability of our product to treat mild to moderate osteoarthritis.

In collaboration with and under the guidance of Dr. Ofri Mosenzon, Head of Diabetes clinical research center, Hadassah University Hospital, we have designed a clinical trial to treat Painful Diabetic Neuropathy (PDN). This funding will enable clinical trials of our product to treat PDN. As per the CDC, in 2022, 37.3 million, 11.3% of the US population had diabetes.[23] Of these, over 57% have diabetic neuropathy and "the overall prevalence of painful DPN in the diabetic population is 15%.[24]

Encouraging Initial Results and Future Validation

At present we have demonstrated that our device is safe, well tolerated and easy to use. We have numerous case studies and testimonials of people who report that after using our device they are pain free, able to function and get back to their lives. One person with fibromyalgia even invested $65,000 after he was relieved of pain for the first time in many years. We believe that evidence to date warrants investing in larger pilots with advanced metrics and sufficiently powered randomized controlled trials to demonstrate efficacy of the treatment that will support medical certification and reimbursement status.

Additionally, we are currently in discussions with influencers, sports teams, universities and medical centers throughout the world to conduct additional pilots and clinical trials.

Marketing

Market Size and Opportunity

We're building the future of pain relief. Our cutting-edge wearable microcurrent technology has an opportunity to benefit from the $6.91 Billion pain management device market.[8] According to Indiana University Research, 100 million Americans live with chronic pain.[1]



Long-Range Market Opportunities:

Total Addressable Market (TAM): $6.6T including Global Projections of: Wellness 6.06T,[9] Chronic Pain 0.1T[2] and Medical Device Markets 0.47T[13]

- $6.06T projected global wellness market[9] includes Public Health, Prevention & Personalized Medicine, Traditional and Complimentary Medicine, Mental Wellness, Physical Activity, Personal Care & Beauty, Workplace Wellness, Spas, Healthy Eating, Nutrition and Weight Loss.[4] Sports injuries and NSAID/opioid pain medicine dependence is most relevant to our product markets.

- $100B[2] projected 2023 global chronic pain treatment market[2] ($80.77B in 2020 with a 7.2% CAGR projected to be $100B in 2023) includes chronic back pain, fibromyalgia, neuropathy and arthritis, all relevant markets.

- $472B[13] projected 2023 global medical device market[13], part of the projected $571B[13] medical tech market

Near-Term Primary Market Focus:
Serviceable Addressable Market (SAM): $150B [16, 17, 18]
Comprised of Global Pain Relief[15], Physiotherapy Equipment[16] & Personal Fitness Trainer[18] Markets:

- Projected $87B[17] Global pain relief market size in 2023 ($79.68B in 2021, CAGR 4.5%)
- Projected $21B[16] Global Physiotherapy Equipment Market size in 2023 ($20B[16] in 2022, 6.95% CAGR):
- Projected $42B[18] Global Personal Fitness Trainer market size in 2023 ($39.7B[18] in 2022, 4.8% CAGR):

Physiotherapists and Personal Trainers will be the focus of B2B sales of our ElectroGear wellness product.

The Opportunity: Serviceable Obtainable Market (SOM) & Earlyvangelists (EVG): $1B
The $1B **SOM** & **EVG** represents a realistic forecast of the share of the initial available markets we plan to capture namely: **0.67%** of the $150B **SAM** cited above **and 0.18%** of the $536B 2023 medical device market cited below.

We believe our products will be well positioned to address the growing medical device market that is projected to grow from $536B in 2023 to $799.67B by 2029.[19] Related to our Wellness ElectroGear product, MarketWatch and Forbes indicate the global market size in Sports & Fitness – Wellness & Rehabilitation segment – represents $36B. This consists respectively of $30B for the health fitness market[7b] and $5.4B for the sports rehabilitation market. Sports rehabilitation is part of the larger health and fitness market. According to the IHRSA (International Health, Racquet & Sportsclub Association), the $30 billion health and fitness industry in the U.S. has been growing by at least 3 - 4% annually for the last ten years and shows no signs of slowing down anytime soon.

The global pain management therapeutics market was $72.4B in 2021, and is projected to be $105.8B[21] in 2030. The global sports medicine market was valued at $5.81B in 2021 and is expected to reach $9.48B in 2030.[12b] With aging, increasing sports and outdoor activity, and increased prevalence of multiple chronic conditions, we expect these potential markets for our solutions will only increase.

In addition, our medical product with specifically designed custom conductive textiles is well suited to treat:

- Diabetic neuropathy whose 2022 global market size was $3.9B and is projected to be $6.6B in 2030 [23]
- Osteoarthritis whose global 2022 therapy market was $7.9 B, and is projected to be $15.8B in 2030[24] ;
- Fibromyalgia whose 2022 treatment market was $3.15B,[26] and is projected to be $3.8B in 2028[25]
- Chronic lower back pain whose 2022 global treatment market was $7.9B, projected at $12.4B in 2031.[26]



US Physical Therapy Equipment Market, Source: Global Market Insights

Go to Market Strategy

Influencer Marketing

Because our user-testing has given us great confidence in our product, we believe that initial marketing should focus on quality interactions where we introduce our product to KOLs (key opinion leaders) and influencers. We are confident that once people try the product a large percentage of people will have positive experiences and be excited about sharing their experience with others.

Rather than aiming for hypergrowth and quick scaling with an aggressive sales campaign, we want to go hyper focused on multiple nano and micro niches and fuel the Company with guided organic growth.

This strategy also keeps the communication real and allows initial feedback to nail product-market fit with iterations of improvements in the app, textiles and electronics for future versions.

Initially a professional B2B product

Initially, our product will target professionals like physical therapists, personal trainers, coaches, massage therapists and other "hands-on" professionals. We expect the ElectroGear product will help them have success in their business and see more people with less time, increasing their bottom line. Their clients, our research shows, would be more comfortable renting the device from a professional rather than making a purchase.

As knowledge of the product spreads, as the product matures and costs decrease, we will offer a B2C version as well as the B2B product.

Sports

Our first marketing will be geared towards sports, wellness and fitness professionals in the US.

Pricing

After doing extensive pricing research and interviews our initial pricing is planned follows:

Professional SaaS – $99/mo
1 Device – $899
1 Pair of Textiles – $99
5 Devices – $3999
10 Pairs of Textiles – $499

Competition

While there are several companies that may be considered competitors of Healables in some form, we believe none of them have products on the market today that deliver the Healables winning combination of microcurrent, e-textiles, wearables, digital health coaching, AI and remote sessions.

Some competitors include:

H-Wave, whose products range from $1,875 to $6,300, has no Health Coach feature, has no app, has no AI, does not offer any data capture, is non-wearable and has no remote capability.

Avazzia, which offers its products ranging in price from $330 to $4,780, has no Health Coach feature, has no app, has no AI, has no data capture, is not wearable, and has no remote capability.

Quell, which is priced between $99 and $250, has no Health Coach feature, though it does have an app, has no AI, although it does capture data for AI, is partly wearable, yet has no remote treatment capability.
Alpha Stim, which costs $1,200, has no Health Coach feature, no app, no. AI, no data capture, is not wearable and has no remote capability.

Compex, whose products cost anywhere from $800 to $1,500, has no AI, is not a wearable textile, and has no remote capability.

By comparison, Healables products cost $800 + SaaS fee, has a Health Coach feature, has an app, has AI (to be released in Q4 '23), Captures data for AI, includes fully wearable, scientifically advanced, precision engineered textile, and has remote session capabilities.

Medical

We plan to file for FDA Class II 510K Exempt status focusing on the bioimpedance aspects of our device. We will follow that up with obtaining medical classification in Israel called AMAR. An AMAR allows early pilots and sales with Israeli medical institutions including the HMOs that provide comprehensive medical care for every Israeli citizen. Such HMO data will serve as examples of the kind of medical treatments amenable to our products at US clinics and would help facilitate expansion into the US market following appropriate US regulatory submissions. .

Accordingly, we would then plan to expand to the USA using RWD (Real World Data) to support RWE (Real World Evidence) for label expansion and De Novo status of our medical device, possibly even using RWE instead certain clinical trials. Once we can demonstrate efficacy, especially for treating inflammation and other conditions beyond pain relief, we will seek reimbursement status.

Following success in the US market we will apply for EU MDR certification and DiGA. Further plans should see us developing our medical products in the US and abroad to address disorders we consider the most appropriate and amenable for treatment with our technology. Such diseases include Painful Diabetic Neuropathy, Fibromyalgia, Chronic Back Pain and Osteoarthritis.

We will focus on expansion of marketing and sales of our medical products for these disorders first to the EU, UK and commonwealth countries, followed by the Far East, and South America, collaborating with local commercial distributers and governmental institutions. In addition, when warranted, we would look favorably upon sub-licensing our technologies to local foreign entities or Healables affiliates. Since such local businesses tend to be more in tune with local marketing needs, such partnering would aim to facilitate distribution and sales in desired locations worldwide.

Regulatory Strategy

The ElectroGear Electron Stream Wellness device has obtained the European Union's CE mark. The CE mark acknowledges safety and authorizes marketing and sales in the EU for the ElectroGear product as a wellness device. Many countries throughout the world view the CE as the gold standard[22] for product reliability and quality. Our CE allowance was managed by our European Authorized Representative (EAR), Obelis SA who, by virtue of their right as sanctioned by the EU, and after examination of our product files, informed us of the privilege to display the CE mark in the EU.

The ElectroGear wellness product line is not a medical device and does not make medical claims. Accordingly, it does not require medical device certification as a medical device by the FDA in the USA or by MDR in the EU'. Nor does it require clinical trials prior to marketing. The advantage of the wellness strategy is that the ElectroGear product can be commercialized now. The limitations are that the claims are only readiness, recovery and performance. Likewise, as a sports product, ElectroGear will not qualify for reimbursement. However, users also do not expect reimbursement for their bicycles, hockey sticks and football helmets.

The Healables Medical Device

Our medical devices are designed to comply with FDA, MDR and DiGA medical device requirements for sensors and therapeutics. They will also target reimbursement as a go to market strategy. Our Healables devices are designed to relieve pain, improve function, reduce inflammation and facilitate and accelerate healing primarily in MSK conditions. The medical product is designed to empower sports medical doctors, pain medicine doctors, physical rehabilitation doctors, physiatrists and physiotherapists to do more for their patients. The Healables medical product will use medical grade conductive smart garments and the Healables medical app for operation and behavioral health coaching. The intention is for the medical product to be validated with appropriate clinical trials for medical certification and reimbursement as required. This may include for example an FDA Class II 510K Exempt classification, a De Novo, EU MDR and DiGA certification and double blind randomized controlled trials.

Employees

The Company does not currently have any employees. Officers of the Company have deferred salary from us and are compensated through Healables Ltd. The Company plans to use funds from the offering to hire employees. We rely on employees of Healables Ltd. to provide services for us under the terms of our services and licensing agreement. Employees of Healables Ltd. have provided important work for the Company and they have earned degrees from top medical schools including Harvard, Johns Hopkins, and The Albert Einstein College of Medicine.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company currently leases 1001 Brickell Bay Drive, Suite 2700, Miami, FL 33131 where it has its principal place of business.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company:

Our Company is brand new and has no operating history.
The Company was formed as a Delaware corporation in 2022. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering Non-Voting Common Stock in the amount of up to $4,800,000 in this offering, with a minimum Target Offering Amount of $25,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company depends on key personnel and faces challenges recruiting needed personnel.
The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

The Company relies primarily on Healables Ltd., an affiliated party, to provide services and intellectual property essential to the success of its business.
Healables Ltd. provides essential business functions for the Company, including marketing, research and development, human resources, information technology, finance and tax services, insurance management, intellectual property license, and other shared services. We also license the technology that is the foundation of our product lines from Healables Ltd. It is possible that Healables Ltd. will fail to perform its services or will perform them in an unacceptable manner. It is possible that Healables Ltd. will experience delays, errors, or other problems with their work, including intellectual property licensed to us, that will materially impact the Company's operations and business.

In the event HDH were to terminate its relationship with Healables Ltd., for any reason, the Company may be unable to achieve or maintain profitability and may incur significant losses in the future. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

The Company is subject to exchange rate fluctuations.
HDH has an agreement with Healables Ltd, based in Israel, for services priced at cost plus 10% with exchange rate determined at the time of invoicing. The Company is subject to changes in the foreign exchange rate which may negatively impact cost of goods sold and future income.

The Company's future product lines may require exemption or FDA registration.
The Company's future plans and potential success depends on exemption from FDA regulations or 510k or de Novo registration with the FDA. If the Company is unsuccessful in obtaining either exemption or registration, it is possible the Company's potential revenues and financials may be adversely affected.

The Company may incur material losses and costs as a result of product liability and warranty claims that may be brought against it.
The Company's business exposes it to potential product liability risks that are inherent in the design, manufacture and marketing of its products. HDH may be exposed to product liability and warranty claims in the event that its products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. Product liability, warranty and recall costs may have a material adverse effect on our business, financial condition and results of operations.

The Company's business is dependent on its ability to generate additional revenues.
To generate revenue and achieve profitability, we must successfully market our products and build a customer base. In light of our early stage of development, we currently have not recorded revenue. Numerous factors may impede our ability to add new customers, including our inability to establish relationships with physical therapists, and personal trainers, failure to attract and effectively retain new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop or expand relationships with channel partners, failure to successfully deploy products for customers and provide quality customer support once deployed, or failure to ensure the effectiveness of our marketing programs. In addition, if prospective customers do not perceive our products to be of sufficiently high value and quality, we will not be able to attract the number and types of new customers that we are seeking.

In addition, our ability to attract new customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our market. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, and overall market acceptance. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations and financial condition would be harmed.

Impact of publicity about the Company and potential issuances of securities.
The Company previously taped an appearance on a show featuring securities offerings. As of the date of the show's filming, the material presented by the Company on the show was accurate, relevant, and up to date. However, due to the show's pivot in its business model and the show's at least twelve (12) month delay in airing the Company's taped episode, as of today's filing date, the Company's core business model has evolved, and as a result, the information taped is no longer accurate, or up to date. Against the Company's wishes, and to the Company's detriment, after several months of radio silence from the show's sponsor regarding this issue, the show's sponsor now wishes to air the show, while knowing that the material presented is no longer applicable.

If the show is aired against the Company's wishes, this offering, and any other concurrent offerings, may be adversely affected, potentially causing the Company to have to invest in spending more time and effort in order to ensure that the information presented in the show is now accurate and up to date. While the Company strongly believes that the show breached its contract with the Company, the sponsors of the show may be able to claim payment of fees either in cash or in securities, which would have a dilutive effect on the Company. See "Dilution."

As a result, in order to protect its interests, the Company may also be subject to the costs associated with settling any dispute with the show's sponsors.

Security, political and economic instability in the Middle East may harm our business.
Our business is reliant on Healables Ltd. for not only the development of our product but for the personnel supporting our business. Healables Ltd. is headquartered in Jerusalem, Israel and certain of its key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).
In particular, in October 2023, Hamas terrorists infiltrated Israel's southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets.

Additionally, political uprisings, social unrest and violence in various countries in the Middle East, including Israel's neighbor Syria, have affected the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and certain countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel. Iran is also believed to have a strong influence among the Syrian government, Hamas and Hezbollah. These situations may potentially escalate in the future into more violent events which may affect Israel, Healables Ltd. and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel have in the past negatively affected business conditions in Israel.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business. The political and security situation in Israel may result in further delays and increased costs in the development and manufacturing of our product. These or other Israeli political or economic factors could harm our operations and prospects. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could also make it more difficult for us to raise capital. We could experience disruptions if acts associated with such conflicts result in any serious damage to our facilities. Furthermore, neither we nor Healables Ltd. carries business interruption insurance to compensate us for any losses that may occur as a result of an event associated with a security situation in the Middle East, and any losses or damages incurred by us could have a material adverse effect on our business.

Risks Related to the Securities

Our founders have control over all stockholder decisions because they control a substantial majority of voting stock.
Moshe Lebowitz and George H. Lowell own a combined 76% of Voting Common Stock. George H. Lowell owns 100% of Founders Voting Preferred Stock. In addition, Dr. Lowell will acquire 400,000 shares of Voting Preferred Stock when the SAFE he purchased converts to shares upon the triggering event (raising at least $1 Million, dissolution or liquidity event). As a result, they have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, the Common Stock sold in this offering is Non-Voting meaning that the shares do not grant voting rights to investors.

Our valuation and our offering price have been established internally and are difficult to assess.
We have determined the price of the securities in this offering based on our own internal assessment. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up Company. The issuance of additional shares of Common or Preferred Stock, or additional option grants may dilute

the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

We are offering a significant number of bonus SPV Interests (representing shares in the Company) to early investors which will be dilutive for investors that do not qualify for these bonus SPV Interests.
Certain early investors are entitled to bonus shares in this offering. Details of the Regulation CF bonus share incentives can be found here: https://healables.dalmoredirect.com/.

The maximum percent of bonus shares in this Regulation CF raise is 30%. The maximum percent of bonus shares in the concurrent Regulation D raise is 100%. Therefore, the value of an investor's interest in our Company who receive fewer or no underlying bonus shares will be immediately diluted by investments made by early investors in these offerings. For example, if a Regulation CF investor purchases 1,000 SPV Interests and qualifies for the 30% bonus shares incentive, that investor will receive 1,300 SPV Interests, representing 1,300 underlying shares for a total of $2,500 (effectively $1.92 per share); whereas, a Regulation CF investor who purchases 1,000 SPV Interests but does not qualify for any bonus shares, that investor will receive 1,000 SPV Interests, representing 1,000 underlying shares, for $2,500 (effectively $2.50 per share).

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

We are selling non-voting shares
We are selling shares of Non-Voting Common Stock in this offering, which means, except in very limited circumstances, you will not have any vote in the Company.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include agreements or covenants that give investors or creditors greater rights over the financial resources of the Company.

You will not be investing directly into the Company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Healables Digital Health CF SPV LLC, becoming a member of Healables Digital Health CF SPV LLC, and with the money you pay for the SPV Interests, Healables Digital Health CF SPV LLC will buy shares of our Non-Voting Common Stock. A condition to using an SPV is that the SPV pass on the same economic and governance rights of the shares of Non-Voting Common Stock that it holds.

However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered and Rights of Securities of the Company". In certain circumstances, the SPV will terminate and distribute the securities it holds to you, so that you may hold them directly. This has not been done before, so there may be delays, complications and unexpected risks in that process.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that these exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find a provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Risks Related to COVID-19

The Company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.
The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Non-Voting Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES
This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
AviMoshe Lowell	President and Chief Executive Officer	June 2022	Full-time
George H. Lowell	Chief Science Officer and Secretary	June 2022	Full-time
Jonathan Barbasch	Chief Financial Officer and Treasurer	June 2022	Full-time
Directors:			
AviMoshe Lowell	Director	June 2022	N/A
George H. Lowell	Director	June 2022	N/A
Jonathan Barbasch	Director	June 2022	N/A

AviMoshe Lowell, President and Chief Executive Officer
AviMoshe Lowell founded Healables Ltd in Israel in December 2017 and has served as its CEO since March 2019. He previously served as the CEO of Oleh! since 2002. After suffering from a serious TBI injury which was successfully treated, Moshe developed a newfound interest in health, wellness and fitness training in craniosacral therapy and Chinese medicine. He holds a BS in MassComm from Towson University.

George H. Lowell, Chief Science Officer and Secretary
Dr. Lowell has served as CSO and Director of Healables Ltd. since 2019 and as Director of Biondvax Biopharmaceuticals, a NASDAQ biotech company, since 2008. Prior, Dr. Lowell was CSO, BioDefense, at GSK (GlaxoSmithkline Biologicals) and before that, CSO at ID Biomedical (IDB), a NASDAQ biotech acquired by GSK. Dr. Lowell founded and served as CEO, President and CSO of Intellivax International Inc. in Montreal and Intellivax, Inc. in Baltimore, companies he founded that were acquired by IDB. Before Intellivax, Dr. Lowell researched, invented and patented novel vaccine adjuvant technologies while serving in the US Army at The Walter Reed Army Institute of Research (WRAIR). Upon retiring as Colonel after 20 years active duty, the US Army licensed Dr. Lowell his inventions which then formed the basis of the Intellivax companies he founded and grew. Dr. Lowell has also held a number of academic posts: specialty consultant in pediatric infectious diseases at the Walter Reed General Hospital, Visiting Scientist at Weizmann and Visiting Professor, Hebrew University- Hadassah Medical Center (Jerusalem) as well as diplomatic post as Medical Liaison Officer from the US Army Medical R&D Command to the IDF Medical Corps, attached to the US Embassy, Tel Aviv. He was graduated from Albert Einstein School of Medicine and trained in Pediatrics, Pediatric Infectious Diseases and Immunology at the NYU-Bellevue and the Mt. Sinai Hospital Medical Centers, NY, NY.

Jonathan Barbasch, Chief Financial Officer and Treasurer
Jonathan has served as CFO/COO of Healables Ltd. since June 2021. He has a background in wealth management, banking, financial management, operations and business. At CitiBank, Yehuda worked in treasury operations and was responsible for compliance, logistics and technology at Pictet Wealth Management Israel. Yehuda's degrees are from Leeds Beckett and Aix-Marseille Universities in European language & business.

OWNERSHIP AND CAPITAL STRUCTURE
Ownership

The following table shows who owns approximately 10% or more of the Company's voting securities as of August 24, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
AviMoshe Lowell	3,382,000 shares of Voting Common Stock	38% (32% of all voting stock)
George H. Lowell	3,382,000 shares of Voting Common Stock 1,519,512 shares of Founders Voting Preferred Stock = 4,901,512 TOTAL shares	38% 100% (55% of all voting stock)
Jonathan Barbasch	1,691,000 shares of Voting Common Stock	19% (16% of all voting stock)

The following table describes our capital structure as of August 24, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Voting Common Stock	26,000,000	8,900,000	1,287,805**	15,812,195
Non-Voting Common Stock	5,000,000		**	5,000,000
Founders Preferred Stock	1,519,512	1,519,512		0
Voting Preferred Stock	3,620,000		400,000*	3,220,000
Non-Voting Preferred Stock	3,220,000			3,220,000
Blank Check Preferred	3,640,488			3,640,488

* SAFE Note issued to George H. Lowell will convert into 400,000 of shares of Voting Preferred Stock which equals the purchase amount of $500,000 divided by the lowest effective price per share of Voting Preferred Stock offered by the Company at the time of conversion. The lowest price contemplated in our concurrent Regulation D offering is approximately $1.25 ($2.50 per share plus 100% bonus shares), which would result in issuing George H. Lowell 400,000 shares.

 ** 1,287,805 (option pool) – The Company's 2023 Stock Plan provides for the issuance of options or restricted stock grants of Common Stock, which may be either Voting Common Stock or Non-Voting Common Stock.

In June 2022, the Company and a third-party entered into an agreement regarding potential marketing of its future securities offerings. The Company may need to compensate the third party with the Company's shares, representing not more than 5% of fully-diluted outstanding Company stock, as of the date of the agreement.

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the Company from the SPV after the offering expenses are paid. For further discussion, see the section entitled "Financial Discussion—Plan of Operations and Milestones."

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $4,800,000 Raise
Research and Development	25%	10%
General and Administrative	10%	10%
Accounting, Legal and Patents	5%	6%
Marketing and Sales	25%	32%
Licensing and Royalties	0%	6%
Clinical Trials and Pilots	0%	15%
Inventory	10%	8%
Working Capital	20%	7%
Loan/Debt Repayment	5%	6%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to this Offering Memorandum. The audit of the financial statements of the Company as of May 31, 2023 and for the period from June 6, 2022 (Inception) to May 31, 2023 was performed by Ernest L Tomkiewicz CPA PLLC. The audit of the financial statements of the Crowdfunding SPV as of July 24, 2023 was performed by dbb*mcKennon*, Certified Public Accountants.

The Crowdfunding SPV, Healables Digital Health CF SPV LLC, was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data since our fiscal year end of May 31, 2023 through the date hereof and is subject to change once we complete our second fiscal year, prepare our financial statements and our accountant completes a financial audit of those statements.

The company's expenses during the first fiscal year totaled $1.4 million. Research and development expenses of $569,062 related to our licensed technology as per our services and licensing agreement with our affiliated Israeli R&D company, Healables, Ltd., including expenses to advance our electron stream device, our app and our conductive textiles toward commercialization. Other expenses consisted of marketing expenses of $425,857, primarily to prepare for investor funding including the crowdfunding raise, as well as operating expenses of $413,307, including legal and other professional services fees of $174,201. Our Company is pre-revenue. As of May 31, 2023, the Company had not commenced commercial production, distribution nor generated revenue.

While the Company's activities since inception initially consisted of formation activities and securing licenses, we have also performed extensive development of the product in respect to the services agreement so that we have now advanced device production to the level of Design for Manufacturing (DFM). This was accomplished by securing funds since our formation from our founder and lead investor. As of May 31, 2023, a founder has invested a total of $1,361,465 to fund our expenses, comprised of the following: $700k convertible note that was converted into Founders Preferred shares on December 15, 2022, a $500K GRID SAFE that will convert to Voting Preferred shares with a trigger event such as raising $1 million in our Regulation D offering and a cash advance of $161,465. Our cash balance as of May 31, 2023 is $3,779. Subsequent to May 31, 2023 and through the end of August 2023, this founder provided additional cash advances to us of $238,535.

Once the Company commences its planned principal operations, it will incur significant additional expenses related to ramping up to commercial production, with concurrent marketing and distribution. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Plan of Operations and Milestones

We have established the following milestones in our plan of operations: If we raise the $4,800,000 maximum offering amount set out in "Use of Proceeds," we expect to accomplish the following in the next 12 months:
1. Manufacture and release commercial grade devices with properly functioning firmware and software and manufacture smart textiles for pilot and beta testing and initial sales of wellness product
2. Establish US sales and marketing team
3. Receive Letters of Intent leading to a distribution agreement for US market
4. Complete regulatory filing to attain a class II 510k exemption for our product or submit a device to FDA for class II 510k or de Novo registration
5. Establish manufacturing and quality control capabilities to produce commercial grade devices and smart textiles
6. Sublicense, especially for international distribution (see medical go to market section p. 14 above)

Liquidity and Capital Resources

To date, the Company has not made revenue and is still a "development stage company." As of May 31, 2023, the Company had $3,779 of cash on its balance sheet.

The Company was initially capitalized by equity investments from its shareholders in the amount of $890 and loans from the issuance of notes to the Company's CSO and director, Dr. George H. Lowell. The principal amount of notes outstanding as of June 6, 2022 was $8,681, which funded the Company's expenses, and the Company could borrow up to $700,000 according to terms of the note. On December 15, 2022, we issued George H. Lowell 1,519,512 shares of Founders Voting Preferred Stock at a per share purchase price of approximately $0.46 in exchange for cancellation of the $700,000 then outstanding under the notes.

Dr. Lowell has also provided a GRID SAFE form of investment, in which an additional $500,000 has been provided to the Company as of the date hereof. The SAFE will convert into shares of Voting Preferred Stock upon a triggering event such as a liquidity or dissolution event or raising $1,000,000 of investment. See "Securities Being Offered and Rights of Securities of the Company" for a further discussion of this SAFE and its conversion.

In addition, through November 2023, Dr. Lowell provided cash advances to the company totaling $600,000, the terms of which are currently under discussion, of which $161,465 was provided prior to May 31, 2023 and is reflected on our balance sheet as Advances - Related Party.

In addition to this offering, the Company is conducting a concurrent offering of equity securities under Regulation D, seeking to raise up to $4,700,000.

To date, the Company has not committed to make extensive capital expenditures and, in the event it does not raise sufficient funds from this offering and its concurrent Regulation D offering, it will defer the capital expenditures it has planned.

The Company had approximately $3,779 cash on hand as of May 31, 2023. Currently, we estimate our burn rate (net cash out) to be on average $120,000 per month assuming we raise sufficient capital in our equity offerings.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

On June 9, 2022, the Company entered into a convertible note with Director and CSO Dr. George H. Lowell. Under the terms of the convertible note payable, the Company can borrow up to $700,000, incurs interest at 8.0% per annual and is due June 8, 2024. In addition, the convertible note is contingently convertible at a 35% discount to a capital raise in excess of $1.0 million. The convertible note and the amounts payable thereunder were canceled in consideration of 1,519,512 shares of Founders Voting Preferred Stock.

On June 8, 2022, the Company entered into a services agreement with Healables LTD ("Healables", an entity with common shareholders, officers and directors). Under the terms of the agreement Healables will provide marketing, research and development, human resources, information and technology, etc. services. These services will be billed to the Company at a 10% markup on direct costs plus overhead. In addition, under a services agreement Healables granted us a fully paid up, irrevocable, exclusive, worldwide license to sublicense, use, make and sell inventions covered by intellectual property of Healables Ltd. Any modifications to inventions developed by or for HDH after the effective date of the agreement become the intellectual property of HDH, over which Healables Ltd will have a royalty-free, non-exclusive right to make, use, market or sell in Israel and China for a period of five years, extendable by mutual consent of the parties. The term of the agreement is for one year and automatically renews for successive one-year terms. Healables can terminate this agreement upon 90 days' notice prior to the expiration of any one-year term and otherwise and upon a showing of good cause. We can terminate the agreement with respect to one or more services upon 90 days' notice prior to the expiration of any one-year term.

In addition, through November 2023, Dr. Lowell provided cash advances to the company totaling $600,000, the terms of which are currently under discussion. Also, see the discussion under "Recent Offerings of Securities" for a discussion of the amount and contractual terms of our issuance of securities to our founders.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

● On June 7, 2022, we granted a total of 8,900,000 shares of voting Common Stock shares to our founding shareholders, including our officers and directors, in reliance on Section 4(a)(2) of the Securities Act, for consideration of $890.00. Proceeds were used for Company formation, general business and administration.

● On December 21, 2022, we granted 1,519,512 shares of Founders Voting Preferred shares to George H. Lowell in reliance on Section 4(a)(2) of the Securities Act, for consideration of cancellation of a $700,000 Convertible Note. The proceeds were used for formation, general business and administration of the Company as well as for furthering the marketing and development commitments pursuant to the services agreement between Healables Digital Health, Inc. and the R&D Israeli company, Healables Ltd.

- On February 21, 2023, we issued a GRID SAFE in the amount of $400,000 to George H. Lowell, our CSO and director which was supplemented by $100,000 to total $500,000 as part of the GRID SAFE document on April 27, 2023. The proceeds were used for formation, general business and administration of the Company as well as for furthering the marketing and development commitments pursuant to the services agreement between Healables Digital Health, Inc. and the R&D Israeli company, Healables Ltd.

Under the stock purchase agreements that we entered into with George H. Lowell for his purchase of Founders Preferred Stock and our other founding shareholders in connection with their purchase of Voting Common Stock, we have a right to purchase any shares proposed to be sold or otherwise transferred, with limited exceptions, at either the third-party offer price or fair market value.

We have also entered a voting agreement with our founders, including our officers and directors, in which they have agreed to:

a) vote to elect AviMoshe Lowell, George H. Lowell and Jonathan Barbasch as directors ("Designated Directors") so long as the three continue to hold collectively at least 50% of the Company's outstanding Common Stock; and

b) vote their shares on all matters as directed by the Designated Directors.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of the Company's capital stock. This summary reflects Healable Digital Health's Third Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Third Restated Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Third Restated Certificate of Incorporation and our Bylaws (attached as Exhibits C and D to this Offering Memorandum) and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized capital stock consist of:

- 26,000,000 shares of Voting Common Stock, par value $0.00001 per share,
- 5,000,000 shares of Non-Voting Common Stock, par value $0.00001 per share,
- 12,000,000 of Preferred Stock, of which the following three series have been authorized:
  - 1,519,512 shares of Founders Preferred Stock, par value $0.00001 per share,
  - 3,620,000 shares of Voting Preferred Stock, par value $0.00001 per share, and
  - 3,220,000 shares of Non-Voting Preferred Stock, par value $0.00001 per share.

The Preferred Stock may be issued from time to time in one or more series, each of such series will consist of such number of shares and have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as may be determined by the Company's board of directors from time to time.

As of August 24, 2023, there were 8,900,000 shares of Voting Common Stock outstanding, and 1,519,512 shares of Founders Preferred Stock outstanding.

The number of authorized shares of any class or series of stock of the Company may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote, but not below the number of shares thereof then outstanding or required to be reserved for the conversion of any convertible securities or the exercise of any options or other instruments.

In addition, we have entered into a SAFE with George H. Lowell in the amount of $500,000, which we expect to convert into shares of Voting Preferred Stock at a price equal to $2.50 per share plus 100% bonus shares for a total of 400,000 shares, which represents the greatest percent of bonus shares of our Voting Preferred Stock offered in our concurrent Regulation D offering.

For this Regulation CF offering, the Company is issuing Non-Voting Common Stock at $2.50 per share, plus bonus shares as described below. The investment will be made through Healables Digital Health CF SPV LLC, or the

Crowdfunding SPV, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The minimum investment in this Offering is $25 (10 shares).

The officers, directors and employees of the Company or Healables may also participate in this Offering on the same terms as all other investors.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the shares of Non-Voting Common Stock. Investors in this offering will own membership interests in the Crowdfunding SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the shares as if they had invested directly with the Company.

Bonus SPV Interests and Shares

Although all investors will pay $2.50 per SPV Interest representing an underlying share, certain early investors are eligible to receive bonus SPV Interests, representing bonus underlying shares, in addition to the SPV Interests due them at $2.50 per SPV Interest. The condition for bonus SPV Interests are as described on the offering page (included as Exhibit A to this Offering Memorandum), at https://healables.dalmoredirect.com/. The conditions for bonus shares (and corresponding bonus SPV Interests) are summarized below:

We are offering significant numbers of bonus shares to early CF Investors

1. Legend Investor: if an investor invests in the first 90 days of the CF offering AND is among the first $500,000 of subscriptions in the CF offering, the investor receives 30% bonus shares; e.g. $250 invested results in 130 shares including 30 bonus shares.

2. Superstar: if an investor invests in the first 180 days of the CF offering AND is among the first $1,500,000 of subscriptions in the CF offering, the investor receives 10% bonus shares; e.g. $250 invested results in 110 shares including 10 bonus shares.

3. Champion: all other investors receive no bonus shares; e.g. an investor receives 100 shares for $250 invested.

If an investor qualifies under two or more of the above categories, they will be deemed to fall into the category that results in the highest level of bonus shares being issued and not included in any other category.

Please note that certain investors also will be afforded special incentives.

For Reg CF investors, in addition to receiving bonus SPV Interests, representing underlying bonus shares, CF investors will receive membership in the exclusive Healables CF Investor Club which provides the right to purchase exclusive merchandise commensurate with the investor's level of investment; specifically:

Three Star aka ✶ ✶ ✶ investment level for Reg CF investors investing $250 - $495;
Four Star aka ✶ ✶ ✶ ✶ investment level for Reg CF investors investing $500 - $995; and
Five Star aka ✶ ✶ ✶ ✶ ✶ investment level for Reg CF investors investing $1,000 or more

Description of our Capital Stock

Common Stock
Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Voting Common Stock; except that our Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

Dividend Rights
Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, provided, however, that any dividend upon the Common Stock that is payable in Common Stock shall be paid only in Voting Common Stock to the holders of Voting Common Stock and only in Non-Voting Common Stock to the holders of Non-Voting Common Stock.

The Company will declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari-passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights
Each holder of Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Non-Voting Common Stock have no voting rights except as required by Delaware Law. Under the Delaware General Corporation Law, holders of Non-Voting Common Stock are entitled to vote on a limited number of corporate actions, including:

- an amendment to the Third Restated Certificate of Incorporation that would increase or decrease the par value of the Non-Voting Common Stock or alter or change the powers, preferences, or special rights of the Non-voting Common Stock so as to affect them adversely,
- conversion of the Company to a limited liability Company, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business including a general or limited partnership or a corporation domiciled in another state and
- a transfer to or domestication in any non-U.S. jurisdiction, either ceasing or continuing to exist as a Delaware corporation

Right to Receive Liquidation Distributions
In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Voting Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders on a pari-passu basis with the Non-Voting Common Stock and after the payment of all debts and other liabilities of the Company and the satisfaction of any liquidation preference granted to the holders of all shares of the outstanding Preferred Stock.

Mandatory Conversion
Shares of Non-Voting Common Stock will convert automatically into fully paid and nonassessable shares of the Company's Voting Common Stock upon:

- the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or
- the date and time that the Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved by the Board of Directors.

The conversion rate is one share of Voting Common Stock per share of Non-Voting Common Stock. Furthermore, the Third Restated Certificate of Incorporation provides that certain actions affecting the Voting Common Stock will affect the Non-Voting Common Stock in the same manner. Please see Article V of our Third Restated Certificate of Incorporation for the details of these provisions.

Preferred Stock

Dividend Rights

Holders of our Voting and Non-Voting Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The Company will declare all dividends pro-rata on the Common Stock and the Preferred Stock on a pari-passu basis according to the number of Common Stock held by such holders. Each holder of Preferred Stock will be treated as holding the greatest whole number of Common Stock then issuable upon conversion.

Voting Rights

Each holder of Voting Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Non-Voting Preferred Stock are not entitled to vote except as required by Delaware Law, as specified under " – Common Stock – Voting Rights" above.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, winding up or certain sale of the Company events, holders of its Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock. Holders of Preferred Stock will receive an amount for each share equal to greater of (i) the "Original Issue Price" for such share of Preferred Stock, plus any dividends declared, but unpaid thereon, or (ii) such amount per share as would have been payable had the shares of Preferred Stock been converted into Common Stock. "Original Issue Price" is equal to $0.460674 per share for the Founders Voting Preferred Stock and $2.50 per share for the Voting Preferred Stock and $2.50 per share for the Non-Voting Preferred Stock.

Voluntary Conversion

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. Initially, the "Conversion Price" for each series of Preferred Stock is equal to the Original Issue Price for such series of Preferred Stock. The Conversion Price is subject to adjustment for stock splits or combinations, dividends, distributions and certain mergers, consolidations, reclassifications, exchanges and substitutions affecting the Common Stock. Please see Article V of our Third Restated Certificate of Incorporation for the details of these provisions.

Mandatory Conversion

Shares of Preferred Stock will convert automatically into fully paid and nonassessable shares of the Company's Voting Common Stock upon:
● the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or
● the date and time that the Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved by the Board of Directors.

Additional Provisions Applicable to Capital Stock owned by our Founders

Under the stock purchase agreements that we entered into with George H. Lowell for his purchase of Founders Preferred Stock and our other founding shareholders in connection with their purchase of Voting Common Stock, we have a right to purchase any shares proposed to be sold or otherwise transferred, with limited exceptions, at either the third-party offer price or fair market value.

Rights and Preferences

Holders of the Company's Preferred Stock and Common Stock have no preemptive, conversion (except as noted above), or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Preferred Stock or Common Stock. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our existing Preferred Stock and any additional classes of Preferred Stock that we may designate in the future.

Other Provisions of Note

Our Third Restated Certificate of Incorporation provides that the Company renounces any interest or expectancy in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "Excluded Opportunity" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Company who is not an employee of the Company or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is a director, officer or employee of the Company (a "Covered Person"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director, officer or employee of the Company.

What it Means to be a Minority Holder

You will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of Securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

VStock Transfer, LLC, an SEC registered securities transfer agent, has been appointed as the sole Transfer Agent for the Company.

DILUTION

Investors should understand the potential for future dilution, in addition to the potential immediate dilution discussed under "Risk Factors –We are offering a significant number of bonus SPV Interests (representing shares in the Company) to early investors which will be dilutive for investors that do not qualify for these bonus SPV Interests." The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The Company determined its offering price for this offering based upon its own internal estimates of investment value which are not based on the historical financial value or performance of the Company. Based on the Company's internal estimates, the pre-offering value ascribed to the Company is approximately $30,000,000.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (May 31). Once posted, the annual report may be found on the Company's website at https://healables.com/investors. The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Please note that the subscription platform will not be available on Shabbat or Yom Tov. During this time, the invest button will instead go to a general contact form to be in compliance with a Halachic requirement.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates
Information regarding updates to the offering and to subscribe can be found here,
https://healables.dalmoredirect.com/.

ENDNOTES

1 = Science Daily, 100 million Americans live with chronic pain, but treatment research is insufficient, Indiana University, Jan. 13, 2015, Science Daily, https://www.sciencedaily.com/releases/2015/01/150113121206.htm

2 = Prescient & Strategic Intelligence, Chronic Pain Treatment Market Research Report https://www.psmarketresearch.com/market-analysis/chronic-pain-treatment-market

2a – Pain Management Devices Market Size, Share & Trends Analysis Report By Product (RFA, Neurostimulation), By Application (Neuropathic Pain, Cancer), By Region (APAC, North America), And Segment Forecasts, 2022 – 2030, https://www.grandviewresearch.com/press-release/global-connected-health-wellness-devices-market

3 = World's Best Hospitals 2021, Newsweek, https://www.newsweek.com/best-hospitals-2021/israel

4 = Statista, Wellness 2020 market $4.4T, https://www.statista.com/topics/1336/wellness-and-spa/#topicOverview

5 = Chronic Pain Among Adults — United States, 2019–2021, S. Michaela Rikard, PhD1; Andrea E. Strahan, PhD1; Kristine M. Schmit, MD1; Gery P. Guy Jr., PhD1, April 14, 2023, CDC, https://www.cdc.gov/mmwr/volumes/72/wr/mm7215a1.htm#:~:text=Discussion,%25%20in%202016%20(5)

6 = 31 Chronic Pain Statistics: US & Global Prevalence, LAURA SMITH, Associate Editorial Manager, https://www.thegoodbody.com/chronic-pain-statistics/

6a = Prescribing Opioids for Pain — The New CDC Clinical Practice Guideline, Deborah Dowell, M.D., M.P.H., Kathleen R. Ragan, M.S.P.H., Christopher M. Jones, Pharm.D., Dr.P.H., Grant T. Baldwin, Ph.D., M.P.H., and Roger Chou, M.D., New England Journal of Medicine (NEJM), https://www.nejm.org/doi/full/10.1056/NEJMp2211040

6b = CDC Clinical Practice Guideline for Prescribing Opioids for Pain — United States, 2022, Deborah Dowell, M.D., M.P.H., Kathleen R. Ragan, M.S.P.H., Christopher M. Jones, Pharm.D., Dr.P.H., Grant T. Baldwin, Ph.D., M.P.H., and Roger Chou, M.D., National Institutes of Health (NIH), National Library of Medicine, National Center for Biotechnology Information, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9639433/

6c = NOPAIN Act, Voices For Non Opioid Choices, https://nonopioidchoices.org/nopain-act/

6d = New Persistent Opioid Use After Minor and Major Surgical Procedures in US Adults, National Institutes of Health (NIH), National Library of Medicine, National Center for Biotechnology Information, https://pubmed.ncbi.nlm.nih.gov/28403427/

6e = Overdose Deaths Accelerating During COVID-19, Center for Disease Control and Prevention, https://www.cdc.gov/media/releases/2020/p1218-overdose-deaths-covid-19.html

7 = Healables compendium, Dr. Shiller, Dr. Ehrenberg, Dr. Lowell, Healables internal data

7b = The Six Reasons The Fitness Industry Is Booming, Forbes, https://www.forbes.com/sites/benmidgley/2018/09/26/the-six-reasons-the-fitness-industry-is-booming/?sh=7625abaa506d

8 = Pain Management Devices Market, Grand View Research, https://www.grandviewresearch.com/industry-analysis/pain-management-devices-market

9 = Statista Wellness projected 2023 market $6.06T, https://www.statista.com/statistics/491362/health-wellness-market-value/

10= S.586 – NOPAIN Act, Sponsor: Sen. Capito, Shelley Moore [R-WV] (Introduced 03/04/2021), https://www.congress.gov/bill/117th-congress/senate-bill/586/text

11 = H.R.3259 – NOPAIN Act, Sponsor: Rep. Sewell, Terri A. [D-AL-7] (Introduced 05/14/2021), https://www.congress.gov/bill/117th-congress/house-bill/3259/text?format=txt

12 = IN CASE YOU MISSED IT:CAPITO'S NO PAIN ACT TO ADDRESS OPIOID CRISIS SIGNED INTO LAW, U.S. Senator Shelley Moore Capito (R-W.Va.), https://www.capito.senate.gov/news/press-releases/in-case-you-missed-itcapitos-no-pain-act-to-address-opioid-crisis-signed-into-law

12b = The Global Sports Medicine Market is projected to grow at a CAGR of 5.61% from 2023 to 2030, according to a new report published by Verified Market Research®. The report reveals that the market was valued at USD 5.81 Billion in 2021 and is expected to reach USD 9.48 Billion by the end of the forecast Reports PR Newswire, https://www.prnewswire.com/news-releases/sports-medicine-market-zooms-towards-billion-dollar-valuation-estimated-to-reach-usd-9-48-billion-by-2030-verified-market-research-301828609.html

13 = Statista, Medical Technology, https://www.statista.com/outlook/hmo/medical-technology/worldwide#

14 = Health and Economic Costs of Chronic Diseases, National Center for Chronic Disease Prevention and Health Promotion (NCCDPHP), CDC, March 23, 2023, https://www.cdc.gov/chronicdisease/about/costs/index.htm

15 = Pain Management Devices Market Size, Share & Trends Analysis Report By Product (RFA, Neurostimulation), By Application (Neuropathic Pain, Cancer), By Region (APAC, North America), And Segment Forecasts, 2022 – 2030, https://www.grandviewresearch.com/press-release/global-connected-health-wellness-devices-market

16 = Physiotherapy Equipment Market Size, Share & Trends Analysis Report By Application (Neurology, Musculoskeletal, Pediatrics), By Type, By Demographics, By End Use, By Region, And Segment Forecasts, 2023 – 2030, Grand View Research, Report ID: 978-1-68038-476-5, https://www.grandviewresearch.com/industry-analysis/physiotherapy-equipment-market

17 = Emergence Research: "The global pain relief market size was USD $79.68B in 2021 and is expected to register a revenue CAGR of 4.5% during the forecast period" so that in 2023 the projected market size is USD $87B.

https://www.emergenresearch.com/industry-report/pain-relief-market#:~:text=The%20global%20pain%20relief%20market,4.5%25%20during%20the%20forecast%20period

18 = Personal Fitness Trainer Market Outlook (2022 to 2032), Future Market Insights, https://www.futuremarketinsights.com/reports/personal-fitness-trainer-market

19 = Medical Devices Market Size, Fortune Business Insights, https://www.fortunebusinessinsights.com/industry-reports/medical-devices-market-100085

20 = Pain Medicine, South Rampart Pharma, 2022, "Significant Unmet Need & Market Opportunity" https://southrampartpharma.com/pain-medicine/

21 = Pain Management Therapeutics Market (By Drug Class: NSAIDs, Opioids, Anesthetics, Antidepressants, Anticonvulsants, and Others; By Indication: Arthritic Pain, Neuropathic Pain, Chronic Back Pain, Post-Operative Pain, Cancer Pain, and Others; By Distribution Channel: Online Pharmacy, Retail Pharmacy, and Hospital Pharmacy) - Global Industry Analysis, Market Size, Share, Growth, Trends, Regional Outlook and Forecasts, 2022 - 2030, Precedence Research: The global pain management therapeutics market was valued at USD 72.41 billion in 2021 and is predicted to hit over USD 105.77 billion by 2030, expanding growth at a CAGR of 4.3% during the forecast period 2022 to 2030.with the removal of reference 24, references 25, 26, 27 and 28 were re-numbered 24, 25, 26, and 27 respectively https://www.precedenceresearch.com/pain-management-therapeutics-market

22= Citation that the CE mark is globally considered the gold standard: https://insights.titansolutions.ie/en/top-benefits-of-ce-certification-for-manufacturers#:~:text=A product's CE marking is,and safety norms and laws.

23 =The diabetic neuropathy market was valued at $3.9B in 2022, and is projected to be $6.6B in 2030.

https://www.databridgemarketresearch.com/reports/global-diabetic-neuropathy-market

24 = The global market for Osteoarthritis Therapeutics estimated at US$7.9 Billion in the year 2022, is projected to reach a revised size of US$15.8 Billion by 2030, growing at a CAGR of 9.1% over the period 2022-2030. Knee, one of the segments analyzed in the report, is projected to record 10.1% CAGR and reach US$7.1 Billion by the end of the analysis period. https://finance.yahoo.com/news/global-osteoarthritis-therapeutics-market-reach-230800142.html#:~:text=In

25 = Fibromyalgia Treatment Market Research | 2023-2030, June 13, 2023, MarketWatch, https://www.marketwatch.com/press-release/fibromyalgia-treatment-market-research-2023-2030-2023-06-13#:~:text=Fibromyalgia

26 = Global Chronic Lower Back Pain Treatment Market Report 2023: Increasing Government Initiatives, An Aging Population, and Growing Awareness About Pain Management Drive 4.9% Annual Growth, April 25, 2023, Source: Research and Markets, https://www.globenewswire.com/news-release/2023/4/25/2653775/28124/en/Global-Chronic-Lower-Back-Pain-Treatment-Market-Report-2023-Increasing-Government-Initiatives-An-Aging-Population-and-Growing-Awareness-About-Pain-Management-Drive-4-9-Annual-Growt.html

27 = Physiotherapy Equipment Market Size - By Type (Equipment, Accessories), By Application (Neurology, Musculoskeletal, Cardiovascular & Pulmonary), By End-use (Hospitals & Clinics, Rehabilitation Centers, Homecare Settings), 2023 – 2032, https://www.gminsights.com/industry-analysis/physiotherapy-equipment-market#:~:text=Physiotherapy%20Equipment%20Market%20size%20was,population%2C%20and%20advancements%20in%20technology.

28 = Data from Dr. Michael April, which was also presented at the E-Textiles 2023 Conference, November 2023, Ghent University, Ghent, Belgium